

July 31, 2012

<u>Via E-mail</u>
Mr. James J. Hinnendael
Chief Financial Officer
Marten Transport, Ltd.
129 Marten Street
Mondovi, Wisconsin 54755

> **Re: Marten Transport, Ltd.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-15010**

Dear Mr. Hinnendael:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Liquidity and Capital Resources, page 27

1. Please revise to provide three years of cash flow discussion in accordance with Item 303(a) of Regulation S-K.

Financial Statements, page 33
Notes to Consolidated Financial Statements, page 39
12. Commitments and Contingencies, page 51

2. We note your disclosure that you are involved in legal actions arising in the ordinary course of business. You further disclose that you do not believe that the ultimate resolution of these actions will have a material adverse effect on the company's long-term financial condition or results of operations, however, resolution of any action could

be material to your results in any individual period. In this regard, you are required to disclose the nature and amount of any reasonably possible losses in accordance with ASC 450-20-50. You may comply with these disclosure requirements as follows:

- disclose the amount or range of reasonably possible losses;
- disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or
- disclose that the amount cannot be estimated.

Please provide us with planned disclosure language as part of your next response to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief